                                  Confidential
              AMENDED AND RESTATED INTERACTIVE MARKETING AGREEMENT

         This Amended and Restated Interactive Marketing Agreement (this "Agreement"), dated as of February 1, 1998 (the "Effective Date"), is between America Online, Inc. ("AOL"), a Delaware corporation, with offices at 22000 AOL Way, Dulles, Virginia 20166, and Provident Health Services, Inc. ("Marketing Partner" or "MP"), a Pennsylvania corporation, with offices at 2500 DeKalb Pike, Norristown, Pennsylvania 19404-0511. AOL and MP may be referred to individually as a "Party" and collectively as "Parties."

                                    RECITALS

         The Parties entered into an Interactive Marketing Agreement dated as of February 1, 1998 (the "Original Agreement"). The Parties desire to amend and restate the Original Agreement to reflect their agreement with respect to the exercise price of the Warrant (defined in Section 6). Upon execution and delivery of this Agreement by the Parties, this Agreement shall replace the Original Agreement and the Original Agreement shall be null and void and of no further force and effect. The Parties also desire to amend and restate the Common Stock Warrant Agreement (defined in Section 6) with respect to the exercise price of the Warrant. Upon execution and delivery of the amended and restated Common Stock Warrant Agreement by the Parties, the amended and restated Common Stock Warrant Agreement shall replace the original Common Stock Warrant Agreement and the original Common Stock Warrant Agreement shall be null and void and of no further force and effect.

                                   BACKGROUND

         AOL and MP each desires to enter into a relationship whereby AOL will advertise and distribute an interactive site referred to (and further defined) herein as the Affiliated MP Site. This relationship is further described below and is subject to the terms and conditions set forth in this Agreement. Defined terms used but not defined in the body of this Agreement will be as defined on Exhibit B attached hereto.

         In consideration of the premises, mutual covenants and agreements herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

                                      TERMS


1.       ADVERTISING AND DISTRIBUTION.

         1.1. AOL Advertising of Affiliated MP Site. AOL will provide MP with the advertising placements for the Affiliated MP Site (the "Placements") in areas of the AOL Network to be determined by AOL in its reasonable discretion and described on the carriage plan attached hereto as Exhibit A. AOL will have the right to fulfill its advertising commitments with respect to any of the foregoing by providing to MP comparable advertising placements in appropriate alternative areas of the AOL Network. In addition, if AOL is unable to deliver any particular Placement, AOL will provide MP, as its sole remedy, a comparable advertising placement. The nature, timing and location of the Placements shall be reasonably consistent with the carriage plan attached hereto as Exhibit A and/or the goals of the marketing plan submitted by MP pursuant to
                  Section 1.5 as determined by AOL in its reasonable editorial discretion. AOL reserves the right to redesign or modify the organization, structure, "look and feel," navigation and other elements of the AOL Network at any time. In the event such modifications materially and adversely affect any specific Placement, AOL will provide MP, as its sole remedy, a comparable advertising placement. As used herein, a "comparable advertising placement" shall mean an advertising placement in an alternative area determined by AOL in its reasonable editorial discretion to be reasonably consistent with the carriage plan attached hereto as Exhibit A and/or the goals of the marketing plan submitted by MP pursuant to
                  Section 1.5. AOL will also provide MP with the keywords "Provident" and "Insurion" (if it becomes a trademark or tradename of MP) and any other keywords mutually agreed upon by the Parties, subject to the applicable provisions of Exhibit F.

         1.2. Impressions. With respect to any Impressions commitment specified on Exhibit A, AOL will not be obligated to provide in excess of any of such commitment amounts in any year. Any shortfall in delivered Impressions at the end of a year will not be deemed a breach of this Agreement by AOL; such shortfall will be added to the Impressions commitment for the subsequent year. In the event there is a shortfall in delivered Impressions as of the end of the Term (a "Final Shortfall"), AOL will provide MP, as its sole remedy, with either (i) continued carriage of advertising placements on the AOL Network in accordance with Section 1.1 for up to six (6) months or (ii) credits for the purchase of advertising on the AOL Network which have a total value equal to the value of the Final Shortfall [ *** ] which credits may be redeemed for advertising, valued in accordance with AOL's then-current advertising rate card, subject to availability and AOL's then-current advertising policies, over a [ *** ] year period. In the event AOL provides an excess of Impressions in any year, the Impressions commitment for the subsequent year will be reduced by the amount of such excess; provided, however, that such reduction [ *** ] of the Impressions commitment for such subsequent year; provided, further, that any excess not applied to the subsequent year shall be carried forward to reduce the Impressions commitment for succeeding years to the extent permitted pursuant to this sentence.

                  In the event that at any point during the Initial Term, cumulative Site Revenues exceed [ *** ] AOL's entire Impressions commitment for the remainder of the Initial Term will be deemed satisfied. In the event that Site Revenues during any year of the Renewal Term (if applicable) exceed
                  [ *** ] AOL's Impressions commitment for the remainder of such year will be deemed satisfied. In the event that at any point during the Term, cumulative Site Revenues exceed [ *** ] AOL's entire Impressions commitment for the remainder of the Term will be deemed satisfied. Notwithstanding the foregoing, during any period in which AOL's Impressions commitment is deemed satisfied, MP [ *** ] for such period.


         1.3 Content of Placements. The Placements will link only to the Affiliated MP Site and will advertise solely (i) the Exclusive Products (as defined below) and/or (ii) long-term disability insurance subject to the terms of Section 2.1.1. The specific MP Content to be contained within the Placements (including, without limitation, advertising banners and contextual promotions) (the "Placement Content") will be determined by MP, subject to AOL's technical limitations, the terms of this Agreement and AOL's then-applicable policies relating to advertising and promotions. MP will consistently update the Placement Content no less than twice per month, and MP shall use reasonable efforts to see that the Placement Content is designed to maximize performance. MP will promptly replace any Placement Content that is falling below click-through targets with fresh Content. Except to the extent expressly described herein, the specific form, placement, duration and nature of the Placements will be as determined by AOL in its reasonable editorial discretion (consistent with the editorial composition of the applicable screens and the provisions of
                  Section 1.1). Notwithstanding anything herein to the contrary, if regulatory restrictions related to the insurance industry affect the nature and/or timing of the availability of the Placement Content, MP shall not be deemed to be in default of this Agreement provided that (i) MP shall promptly notify AOL of such affect and MP shall use diligent efforts to comply with the terms of this Section 1.3.

         1.4. MP Promotion of Affiliated MP Site and AOL. As set forth more fully in Exhibit C, MP will promote AOL as its preferred Interactive Service and will promote the availability of the Affiliated MP Site through the AOL Network. Notwithstanding anything herein to the contrary, MP may advertise, promote or distribute MP Interactive Sites through other Interactive Services, including, without limitation, Internet search engines such as Yahoo, Excite and Lycos, provided MP complies with the promotional restrictions set forth in Exhibit C.

         1.5. Marketing Plan; Operations Review. As soon as reasonably practicable, but in no event more than thirty (30) days, after execution of this Agreement, MP shall provide AOL with a marketing plan with respect to the Affiliated MP Site and, thereafter, MP will submit in advance to AOL for its review a quarterly online marketing plan with respect to the Affiliated MP Site, which marketing plans shall include click-through targets. Reasonably promptly after the execution of this Agreement, AOL will provide MP with contact information with the appropriate AOL representatives for purposes of administering this Agreement. The Parties will meet in person or by telephone within thirty (30) days after the execution of this Agreement and, thereafter, at least monthly to review operations and performance hereunder.

         1.6. CompuServe Negotiations. So long as MP is negotiating in good faith with AOL, as reasonably determined by AOL, regarding arrangements for advertising and distribution of the Affiliated MP Site over the [ *** ] AOL will not, prior to
                  [ *** ] enter into (i) an exclusive arrangement or (ii)
                  [ *** ] in either case with a provider of the Exclusive Products to advertise the Exclusive Products over the [ *** ] subject to the exceptions to exclusivity contained in Section
                  3. The [ *** ] shall mean the standard, narrow band U.S. version of the [ *** ] service specifically excluding (a) any international versions of such service, (b) any web-based service including [ ***] and [ *** ] or any similar product or service offered by or through the U.S. version of the [ *** ] service, (c) Content areas owned, maintained or controlled by [ *** ] or any similar "sub-service," (d) any programming or Content area offered by or through the U.S. version of the [ *** ] brand service over which [ *** ] does not exercise complete or substantially complete operational control (e.g., third-party Content areas), (e) any yellow pages, white pages, classifieds or other search, directory or review services or Content and (f) any co-branded or private label branded version of the U.S. version of the [ *** ] service, (g) any version of the U.S. version of the [ *** ] service which offers Content, distribution, services and/or functionality materially different from the Content, distribution, services and/or functionality associated with the standard, narrow-band U.S. version of the [ *** ] service, including, without limitation, any version of such service distributed through any platform or device other than a desktop personal computer and (h) any property, feature, product or service which [ *** ] or its affiliates may acquire subsequent to the Effective Date.

         1.7.     [*** ] Rentals. [ *** ]

         1.8. Customer Data. MP shall provide AOL with all customer information, data, profiles and records generated from the AOL Network or AOL Purchasers ("Customer Data") to the extent not prohibited by applicable laws, rules or regulations. AOL will not disclose to third parties any individual user information provided to AOL by MP except as part of aggregated data. MP shall use Customer Data only for purposes of marketing the Exclusive Products, subject to the terms of this Agreement.

         1.9. AOL Restrictions. Notwithstanding anything herein to the contrary, AOL's sole function with respect to the marketing and commerce to be conducted through the Affiliated MP Site and to AOL Purchasers pursuant to this Agreement shall be limited to distributing the Affiliated MP Site and providing the Placements as described herein. AOL shall not be involved in any way in the transaction of insurance or in any activity comprising the transaction of insurance, including without limitation, solicitation, negotiations preliminary to execution of a contract of insurance, execution of a contract of insurance or transaction of matters subsequent to the execution of a contract of insurance and arising out of it.

2.       AFFILIATED MP SITE.

         2.1.     Content.

                  2.1.1. Content. MP will make available through the Affiliated MP Site the comprehensive offering of Products and other related Content described on Exhibit D. Except as mutually agreed in writing by the Parties, the Affiliated MP Site will contain only Content that is directly related to the MP Products listed on Exhibit D and will not contain any third-party products, services, programming or other Content (except to the extent the Products and/or Content described on Exhibit D are third party products subject to Co-Sponsorship arrangements). Notwithstanding the foregoing, (i) the Affiliated MP Site and the Placement Content may contain promotions for long-term disability insurance, provided such insurance is offered solely in connection with the Exclusive Products and MP does not act as an aggregator of long-term disability insurance Products (i.e., MP does not aggregate rate quotations from a variety of carriers and/or provide application services so as to allow users to search among, or apply for insurance from, competing coverages and companies); and (ii) the Affiliated MP Site may contain promotions for life insurance and accidental death and dismemberment insurance, provided such insurance (a) is offered solely in connection with the Exclusive Products, (b) is not marketed, promoted, advertised, or otherwise referred to in the Placements or the Placement Content, and (c) is not marketed, promoted advertised or otherwise referred to on the main screen of the Affiliated MP Site or any other screen linked directly from any advertisement, promotion, site or area within the AOL Network.

                  2.1.2. Sales Format. All sales of Products through the Affiliated MP Site will be conducted through a direct sales format; MP will not promote, sell, offer or otherwise distribute any Products through the Affiliated MP Site using any format other than a direct sales format (e.g., through auctions or clubs) without the prior written consent of AOL. Notwithstanding the foregoing, MP shall not be precluded from (i) offering, promoting or selling Products on the Affiliated MP Site through an agent (provided such method is presented as an option to direct sales and such option is selected by the AOL Purchaser) or (ii) offering, promoting or selling third party products on the Affiliated MP Site which are subject to Co-Sponsorship arrangements.

                  2.1.3. Content Management. MP will review, delete, edit, create, update and otherwise manage all Content available on or through the Affiliated MP Site in accordance with the terms of this Agreement. MP will ensure that the Affiliated MP Site does not in any respect promote, advertise, market or distribute the products, services or content of any other Interactive Service.

         2.2. Launch; Production Work. MP will create and customize the Affiliated MP Site in accordance with this Agreement as a mirrored, co-branded site with continuous navigational ability for AOL Members to return to an agreed-upon point on the AOL Service from the Affiliated MP Site. MP shall achieve Launch by no later than October 1, 1998 (the "Launch Date"). Within thirty (30) days after the execution of this Agreement, the Parties shall agree on a mutually satisfactory deliverables schedule with respect to the creation of the Affiliated MP Site, including dates for the delivery of (i) preliminary specifications, (ii) first round of specifications and (iii) final specifications and plans for beta testing of the Affiliated MP Site. Each deliverable shall be submitted to AOL for AOL's review and comment. MP shall incorporate AOL's comments, which shall be commercially reasonable, technologically feasible and provided in a timely fashion, into such deliverables. AOL agrees not to unreasonably withhold its approval of any such deliverables, provided they comply with AOL's standard technical and performance requirements and the terms of this Agreement. MP shall make available sufficient staffing for the maintenance of the Affiliated MP Site at all times. Except as agreed to in writing by the Parties pursuant to the "Production Work" section of the Standard Online Terms & Conditions attached hereto as Exhibit F, MP will be responsible for all production work associated with the Affiliated MP Site, including all related costs and expenses.

         2.3. Hosting; Communications. MP will be responsible for all communications, hosting and connectivity costs and expenses associated with the Affiliated MP Site. In addition, MP will provide all computers, routers, switches, telephones and other equipment or resources necessary for MP to access the AOL Network. MP will bear responsibility for the implementation, management and cost of creating a custom version of the Affiliated MP Site in order to comply with the terms of this Agreement. MP will utilize a dedicated high speed connection to maintain quick and reliable transport of information to and from the MP data center and AOL's designated data center.

         2.4. Technology. MP will take all reasonable steps necessary to conform its promotion and sale of Products through the Affiliated MP Site to the then-existing technologies identified by AOL which are optimized for the AOL Service. AOL will be entitled to require reasonable changes to the Content (including, without limitation, the features or functionality) within any linked pages of the Affiliated MP Site to the extent such Content will, in AOL's good faith judgment, adversely affect any operational aspect of the AOL Network. AOL reserves the right to review and test the Affiliated MP Site from time to time to determine whether the site is compatible with AOL's then-available client and host software and the AOL Network. Notwithstanding the foregoing, during the [ *** ] of the Renewal Term (if applicable) provided no renewal of this Agreement has been agreed upon by the Parties, MP shall not be required to make changes to the Affiliated MP Site which require [ *** ] provided, however that if the Affiliated MP Site becomes non-functional for a material number of AOL Members, AOL's promotional and exclusivity obligations under this Agreement shall cease. In no event shall MP take any action to make the Affiliated MP Site incompatible with AOL's then-available client and host software and the AOL Network.

         2.5. Product Offering. MP will ensure that the Affiliated MP Site includes all of the Products and other Content (including, without limitation, any features, offers, contests, functionality or technology) that are then made available by or on behalf of MP through any Additional MP Channel; provided, however, that (a) such inclusion will not be required where it is (i) commercially, economically or technically impractical to either Party (e.g., inclusion would cause either Party to incur substantial incremental costs),
                  (ii) a customized Product offered primarily to military customers, large groups or associations, or (iii) prohibited by any law, regulation or rule; and (b) the specific changes in scope, nature and/or offerings required by such inclusion will be subject to AOL's review and approval and the terms of this Agreement. If any such Product or Content cannot be made available in any particular state due to state regulatory requirements, despite MP having used its reasonable efforts to make such Product available in such state, then (i) MP shall use reasonable efforts to make available through a Co-Sponsorship arrangement over the Affiliated MP Site a similar Product for such state and (ii) if MP, despite its reasonable efforts, cannot make available through a Co-Sponsorship arrangement a similar Product for such state, then AOL's exclusivity obligations shall not apply with respect to any third party providing the Exclusive Products in such state. MP shall use reasonable efforts to maintain in good standing its arrangements with First Health and HealthPlan Services or replace such arrangements with substantially comparable arrangements with substantially comparable providers of such arrangements.

         2.6. Pricing and Terms. MP will ensure that: (a) the prices (and any other required consideration) for Products sold through the Affiliated MP Site do not exceed the prices for the Products or substantially similar Products offered by or on behalf of MP through any Additional MP Channel, other than customized Products offered primarily to military customers, large groups or associations; (b) the prices (and any other required consideration) for Individual Medical Policies, and any other Products in the Affiliated MP Site which are not offered under a Co-Sponsor arrangement, are at least [ *** ] percent ([ *** ] %) below the prices for such Products or substantially similar Products offered by or on behalf of MP through an agent (whether or not offered through an MP Interactive Site); (c) the terms and conditions of sale of Products in the Affiliated MP Site are no less favorable in any material respect to the terms and conditions of sale of the Products or substantially similar Products offered by or on behalf of MP through any Additional MP Channel other than customized Products offered primarily to military customers, large groups or associations; and (d) the prices of the Exclusive Products sold through the Affiliated MP Site and the terms and conditions of sale of the Exclusive Products in the Affiliated MP Site are reasonably competitive with the prices and the terms and conditions of sale of the Exclusive Products or substantially similar Products offered in the marketplace.

         2.7. Special Offers. MP will (a) promote through the Affiliated MP Site any special or promotional offers made available by or on behalf of MP through any Additional MP Channel if such special or promotional offer is reasonably capable of being offered over the Affiliated MP Site and (b) promote through the Affiliated MP Site [ *** ] special offers per year (and MP will use reasonable efforts to promote through the Affiliated MP Site at least [ *** ] additional special offers per year) exclusively available to AOL Members and/or AOL Users ((a) and (b) collectively, the "Special Offers"). MP will provide AOL with reasonable prior notice of Special Offers so that AOL can advertise the availability of such Special Offers with advertising placements deemed appropriate by AOL in its editorial discretion, subject to the terms and conditions hereof.

         2.8. Operating Standards. MP will ensure that the Affiliated MP Site complies at all times with the standards set forth in Exhibit E. To the extent site standards are not established in Exhibit E with respect to any aspect or portion of the Affiliated MP Site (or the Products or other Content contained therein), MP will provide such aspect or portion at a level of accuracy, quality, completeness, and timeliness that meets or exceeds prevailing standards in the health insurance industry. In the event MP materially breaches its obligations in paragraphs 1, 2, 3, 8 or 9 of Exhibit E, AOL will have the right (in addition to any other remedies available to AOL hereunder), if such breach continues uncured after thirty (30) days following written notice to MP thereof, to decrease the promotion it provides to MP hereunder (and to decrease or cease any other contractual obligation hereunder) until such time as MP corrects its non-compliance (and in such event, (a) AOL will be relieved of the proportionate amount of any Impressions and promotional commitments made to MP by AOL hereunder corresponding to such decrease in promotion and (b) the revenue threshold(s) set forth in Sections 1.2 and 4.2 and the Approved Application thresholds (as set forth in Exhibit B of the Performance Warrant Agreement and the Renewal Term Performance Warrant Agreement, as such terms are defined below) will each be adjusted proportionately to correspond to such decrease in promotion and other obligations during the non-compliance period).

         2.9. Advertising Sales. Within thirty (30) days following the execution of this Agreement, the Parties will mutually agree upon a written advertising sales program (the "Ad Program") whereby both AOL and MP will, in coordination with each other, establish advertising inventory space within and sell promotions, advertisements, links, pointers or similar services or rights through the Affiliated MP Site ("Advertisements"), subject to AOL's then-applicable advertising policies and AOL's prior approval, which approval shall not be unreasonably withheld. AOL shall have the right to use remnant advertising space on the Affiliated MP Site to the extent inventory is available.

         2.10. Traffic Flow. MP will take reasonable efforts to ensure that AOL traffic is either kept within the Affiliated MP Site or channeled back into the AOL Network (with the exception of advertising links sold and implemented pursuant to this Agreement). The Parties will work together on implementing mutually acceptable links from the Affiliated MP Site back to the AOL Service.

         2.11. Compliance with Law; Indemnity. MP represents and warrants to AOL that all Products and Content displayed, offered, sold or distributed through the Affiliated MP Site and/or to AOL Purchasers, whether such Products are underwritten by MP or its affiliates or offered pursuant to a Co-Sponsorship arrangement, and all Placement Content, are and shall be in compliance with all applicable laws, rules and regulations and have been approved by all applicable regulatory authorities. MP shall defend, indemnify, save and hold harmless AOL and its officers, directors, agents, affiliates, distributors, franchisees and employees from any and all regulatory, legal or administrative claims, demands, liabilities, costs or expenses, including reasonable attorneys' fees, arising from the violation or alleged violation of any laws, rules, regulations or other regulatory, governmental or administrative restrictions governing the health insurance industry or otherwise related in whole or in part to insurance and/or the distribution, sale, negotiation, solicitation, marketing, promotion, advertising or provision thereof.

3. AOL EXCLUSIVITY OBLIGATIONS. So long as MP is in compliance with all material terms of this Agreement, MP will be the exclusive third-party direct marketer of managed-care and indemnity (a) health insurance policies (covering medical care and pharmaceutical) ("Medical Policies") and (b) dental insurance, vision insurance, critical care insurance and long-term care insurance coverage, in each case for individuals and small groups (less than 50 individuals) in the United States (each an "Exclusive Product" and collectively, the "Exclusive Products") to which AOL sells advertising placements within the AOL Service, AOL.com and the Content areas branded "Digital City" (TM) appearing within the standard U.S. version of the America Online(R) brand service (collectively, the "Exclusive Area") for the Term. To the extent that any third party provider and/or marketer of the Exclusive Products is not solely a provider and/or marketer of the Exclusive Products (i.e., it is also engaged in activities other than providing and/or marketing the Exclusive Products), such exclusivity shall only apply to the marketing and/or advertising of the Exclusive Products by such party. Notwithstanding anything to the contrary in this Section 3, no provision of this Agreement will limit AOL's or Digital City, Inc.'s ("DCI") ability (on or off the AOL Network) to:

                  (i) undertake activities or perform duties pursuant to existing arrangements with third parties (or pursuant to any agreements to which AOL or DCI becomes a party subsequent to the Effective Date as a result of Change of Control, assignment, merger, acquisition or other similar transaction);

                  (ii) sell [ *** ] advertising (e.g., banners, buttons, links, sponsorships) [ *** ] including standard placements in any shopping area or channel, to any provider of the Exclusive Products;

                  (iii) enter into an arrangement with any third party for the primary purpose of acquiring AOL Users whereby such party is allowed to promote or market products or services to AOL Users that are acquired as a result of such agreement;

                  (iv) enter into an arrangement with a third party aggregator of products and/or services (including an aggregator of insurance products and/or services) which is not principally devoted to the marketing of the Exclusive Products, provided such arrangement does not [ *** ]

                  (v) enter into an arrangement with a fee-based membership club which offers the Exclusive Products to its members; and

                  (vi) market, promote or advertise supplemental, secondary or umbrella insurance, or any other type of insurance product and/or service which is not an Exclusive Product.



4.       PAYMENTS.

         4.1      Guaranteed Payments.

                  4.1.1 Initial Term. MP will pay AOL a guaranteed amount of Eight Million Dollars ($8,000,000) during the Initial Term, [ *** ] of which shall be a fee (the "Holding Fee") in consideration for AOL commencing the exclusivity provisions of this Agreement prior to the Launch Date and the remaining [ *** ] of which shall be attributable to the Impressions commitment and the placement described herein. The Holding Fee shall be non-refundable, absent (i) a termination of this Agreement by MP based on a material, uncured breach of this Agreement by AOL, or (ii) in accordance with Section 5.7. Such guaranteed amount shall be paid as follows:

                                    (a) [ *** ] within five (5) business days after the execution of this Agreement;

                                    (b) [ *** ] on or before [ *** ] and

                                    (c) [ *** ] on or before [ *** ]

                  4.1.2 Renewal Term. If MP exercises its right to renew this Agreement pursuant to Section 5.2.1, MP will pay AOL a guaranteed amount of Thirty-Two Million Five Hundred Thousand Dollars ($32,500,000) on or before the first day of the Renewal Term.

4.2      Administrative Fees and Other Payments.

                  4.2.1    Administrative Fees.


                           (a) MP shall pay AOL an administrative fee in the amount of [ *** ] (a "Full Administrative Fee") for each [ *** ] through the Affiliated MP Site:

                                    (i) during the remainder of any calendar quarter during the Initial Term once Transaction Revenues during such quarter exceed [ *** ]

                                    (ii) during the remainder of the Initial
                                    Term once Transaction Revenues during the Initial Term exceed [ *** ]

                                    (iii) during the remainder of any calendar quarter during the Renewal Term (if applicable) once Transaction Revenues during such quarter exceed [ *** ]

                                    (iv) during the remainder of any year during the Renewal Term (if applicable) once Transaction Revenues during such year exceed [ *** ]; and

                                    (v) during the remainder of the Term once either (a) Transaction Revenues during the Term exceed [ *** ] or (b) AOL has provided at least [ *** ] cumulative Impressions under this Agreement;


                           provided, however, that MP shall only pay a single Full Administrative Fee for each [ *** ] notwithstanding that more than one of the foregoing revenue thresholds may have been met. Notwithstanding the foregoing, in the event Transaction Revenues during the Initial Term are less than [ *** ] (an "Initial Term Deficit"), then (i) each quarterly Transaction Revenue threshold during the Renewal Term shall be increased by [ *** ] of the amount of the Initial Term Deficit, and (ii) the annual Transaction Revenue threshold during the Renewal Term shall be increased by [ *** ] of the amount of the Initial Term Deficit.

                           (b) MP shall pay AOL an administrative fee in the amount of [ *** ] (a "Reduced Administrative Fee") for each [ *** ] through an MP Interactive Site by an AOL Purchaser and [ *** ]. Full Administrative Fees and Reduced Administrative Fees are collectively referred to herein as "Administrative Fees."

                           (c) MP shall pay AOL [ *** ] of each Full
                           Administrative Fee and [ *** ] of each Reduced Administrative Fee on or before the date (the "Administrative Fee Payment Date") which is thirty
                           (30) days after the end of the quarter in which such Administrative Fee was generated. MP shall pay AOL the remaining [ *** ] of each such Full Administrative Fee and the remaining [ *** ] of each such Reduced Administrative Fee no later than [ *** ] after the Administrative Fee Payment Date applicable to such Administrative Fee. Notwithstanding the foregoing, if the total aggregate Transaction Revenues during the Initial Term and the Renewal Term are less than [ *** ] (a "Final Deficit"), then MP may withhold any Administrative Fees (or installments thereof) which have not yet been paid and are not yet due and payable to AOL as of the expiration of the Renewal Term in accordance with the following:

                                    (i) MP may withhold such payments from AOL to the extent of the lesser of (i) the amount necessary for MP to "recoup" the amount of the Final Deficit as described below or (ii) the full amount of the Administrative Fees not yet paid or due and payable to AOL.

                                    (ii) For each [ *** ] of Full Administrative
                                    Fees withheld by MP, MP shall "recoup" [ ***
                                    ] of the Final Deficit and for each [ *** ] of Reduced Administrative Fees withheld by MP, MP shall "recoup" [ *** ] of the Final Deficit.

                           (d) The Parties acknowledge and agree that, for purposes of this Agreement (including without limitation this Section 4 and Section 6), [ *** ] that is [ *** ] in no way indicates or implies that such [ *** ] will result in the sale of a policy, and any such [ *** ] will count toward the thresholds contained in this Section 4 and in Section 6 regardless of whether a policy is eventually sold as a result of such [ *** ].

                  4.2.2 Other Revenues. MP shall pay AOL [ *** ] of all Other Revenues on a quarterly basis within thirty (30) days after the end of the quarter in which such Other Revenues are generated; provided, however, that MP shall share Advertising Revenues with AOL as provided in Section 4.3.


                  4.2.3    Ancillary Policy Fees.

                           (a) For each Ancillary Policy for which an [ *** ] through the Affiliated MP Site and [ *** ], MP shall pay AOL an amount (an "Ancillary Policy Administrative Fee") equal to (i) [ *** ] multiplied by (ii) the fraction which has [ *** ] as its numerator and (y) [ *** ] as its denominator. Such payment shall be made on a quarterly basis within thirty (30) days after the end of the quarter in which such Ancillary Policy Administrative Fees are generated. "Ancillary Policy" shall mean any policy other than a Medical Policy which is not subject to a Co-Sponsorship arrangement.

                           (b) For each Ancillary Policy for which [ *** ] through an MP Interactive Site and [ *** ], MP shall pay AOL an amount (a "Reduced Ancillary Policy Administrative Fee") equal to (i) [ *** ] multiplied by (ii) the fraction which has (x) [ *** ] as its numerator and (y) [ *** ]. Such payment shall be made on a quarterly basis within thirty (30) days after the end of the quarter in which such Reduced Ancillary Policy Administrative Fees are generated.

                  4.2.4 Sales through Agents. For all purposes under this Agreement, any sale or application initiated through the Affiliated MP Site or an MP Interactive Site shall be deemed a sale or application submitted through the Affiliated MP Site or such MP Interactive Site regardless of whether or not an agent is used in connection with such sale or application.

                  4.2.5 Alternative Compensation. Notwithstanding the foregoing, in the event either Party determines that paying or receiving compensation in the form of Administrative Fees, Ancillary Policy Administrative Fees, Reduced Ancillary Policy Administrative Fees and/or a percentage of Other Revenues creates a reasonable likelihood that such Party will incur material regulatory, legal or financial liability, including without limitation, monetary damages or enforcement remedies, then, upon request by the Party making such determination, the Parties will promptly negotiate in good faith an alternative compensation structure which provides substantially similar compensation to AOL; provided that a Party's determination in this regard shall be based on the written advice of counsel experienced in the laws and regulations applicable to the insurance industry.

         4.3 Sharing of Advertising Revenues. Each Party will be entitled to [ *** ] of Advertising Revenues. Each Party will pay the other Party all Advertising Revenues received and owed to such other Party as described herein on a quarterly basis within thirty (30) days after the end of the quarter in which such amounts were generated by such Party.


         4.4. Alternative Revenue Streams. In the event MP or any of its affiliates (a) receives or desires to receive, directly or indirectly, any compensation in connection with the Affiliated MP Site other than Transaction Revenues or Advertising Revenues (an "Alternative Revenue Stream"), MP will promptly inform AOL in writing, and the Parties will negotiate in good faith regarding whether MP will be allowed to market Products producing such Alternative Revenue Stream through the Affiliated MP Site, and if so, the equitable payments that AOL will receive in consideration for advertising the Products producing such Alternative Revenue Stream. Absent an agreement between the Parties regarding such payments, MP shall not be permitted to market such Products through the Affiliated MP Site.

         4.5 Wired Payments; Late Payments. All payments required under this Section 4 will be paid by wire transfer of in immediately available, non-refundable funds wired to the payee's account. All amounts owed hereunder not paid when due and payable will bear interest from the date such amounts are due and payable at the prime rate in effect at such time.

         4.6 Auditing Rights. MP will maintain complete and accurate records of all expenses, revenues and fees in connection with the performance of this Agreement. For the sole purpose of ensuring compliance with this Agreement, AOL will have the right, at its expense, to direct an independent certified public accounting firm to conduct a reasonable and necessary inspection of portions of the books and records of MP which are relevant to MP's performance pursuant to this Agreement. Any such audit may be conducted after twenty (20) business days prior written notice.

         4.7 Taxes. MP will collect and pay and indemnify and hold AOL harmless from, any sales, use, excise, import or export value added or similar tax or duty not based on AOL's income, including any penalties and interest, as well as any costs associated with the collection or withholding thereof, including attorneys" fees.

         4.8      Reports.

                  4.8.1 Sales Reports. MP will provide AOL in an automated manner with a monthly report in an AOL-designated format, detailing the following activity in such period (and any other information mutually agreed upon by the Parties or reasonably required for measuring revenue activity by MP though the Affiliated MP Site): (i) sales information by day (date, number of Products, number of orders, renewals, total Transaction Revenues, number of Medical Policies, number of Ancillary Policies, average premium for Medical Policies, average premium for Ancillary Policies and average premiums for Products sold under Co-Sponsorship arrangements per policy by category, number of applications submitted by category, number of applications approved by category); and (ii) detailed sales information (order date/timestamp (if technically feasible), purchaser name and screenname, SKU or Product description) (information in clauses (i) and (ii), "Sales Reports"). AOL will be entitled to use the Sales Reports in its business operations, subject to the terms of this Agreement. More generally, each payment to be made by MP pursuant to this Section 4 will be accompanied by a report containing information which supports the payment, including information identifying (i) gross Transaction Revenues and all items deducted or excluded from gross Transaction Revenues to produce Transaction Revenues, including, without limitation, chargebacks and credits for returned or canceled goods or services (and, where possible, an explanation of the type of reason therefor, e.g., bad credit card information, poor customer service, etc.) and (ii) any applicable Advertising Revenues.

                  4.8.2 Other Reports. AOL shall make available to MP a monthly report specifying for the prior month aggregate usage and Impressions with respect to MP's presence on the AOL Network. MP will supply AOL with monthly reports which reflect total impressions by AOL Members to the Affiliated MP Site during the prior month and "click-through" data with respect to the promotions described in Sections 1.1 and 1.4. MP shall provide to AOL a monthly report documenting its compliance with the promotional commitments it has undertaken pursuant to this Agreement.

                  4.8.3 Fraudulent Transactions. To the extent permitted by applicable laws, MP will provide AOL with an prompt report of any fraudulent order, including the date, screenname or e-mail address and amount associated with such order, promptly following MP obtaining knowledge that the order is, in fact, fraudulent.

5.       TERM; RENEWAL; TERMINATION.

         5.1 Term. Unless earlier terminated as set forth herein, the initial term of this Agreement will be one (1) year and eight
                  (8) months from the Effective Date (the "Initial Term").

         5.2      Renewal; Extension.

                  5.2.1 By MP. MP shall have the one-time right to renew this Agreement for an additional period of two (2) years (the "Renewal Term" and together with the Initial Term, the "Term") by giving AOL written notice of such election by not later than one hundred twenty
                           (120) days prior to the expiration of the Initial
                           Term.

                  5.2.2 By AOL. Upon conclusion of the Term, AOL will have the right to extend this Z Agreement for [ *** ] successive one-year extension terms by providing MP with notice of AOL's intention to extend this Agreement for a subsequent one year term no later than sixty (60) days prior to the expiration of the Term (or the then-current one year extension term). During any such one year extension term: (i) MP will not be required to pay any guaranteed, fixed payment or perform the cross-promotional obligations specified in Section 1.4; (ii) MP will pay AOL Administrative Fees pursuant to Section 4 without regard to any revenue threshold and will continue to pay Ancillary Policy Administrative Fees and AOL's share of Other Revenues and Advertising Revenues ;
                           (iii) AOL will have no obligations or commitments to provide Impressions; (iv) MP's obligations under
                           Section 1.3 (with respect to Placement Content),
                           Section 1.5 (with respect to marketing plans) and
                           Section 2 of this Agreement shall terminate; and (v) AOL will not be required to undertake any fixed exclusivity or advertising placement obligations; provided that (vi) subject to the terms of Exhibit C, for so long as AOL may elect to maintain the exclusivity commitments contained herein during any one year renewal term, MP will continue to perform all of MP's cross-promotional obligations (except that the restrictions in Section A. (4) (ii) of Exhibit C, and in Section A. (5) of Exhibit C as it relates to [ *** ], shall not apply. AOL's right to extend will apply in connection with (i) an expiration of the Initial Term or the Renewal Term,
                           (ii) the expiration of a one year extension term pursuant to this Section 5.2.2, and (iii) any other termination of this Agreement; provided, however that if such termination is due to a material uncured breach of this Agreement by AOL, then AOL's right to extend this Agreement pursuant to this Section 5.2.2 shall be limited to [ *** ].

         5.3 Termination for Breach. Except as expressly provided elsewhere in this Agreement, either Party may terminate this Agreement at any time in the event of a material breach of this Agreement by the other Party which remains uncured after thirty (30) days written notice thereof to the other Party (or such shorter period as may be specified elsewhere in this Agreement); provided that AOL will not be required to provide notice to MP in connection with MP's failure to make any payment to AOL required hereunder, and the cure period with respect to any scheduled payment shall be fifteen (15) days from the date for such payment provided for herein. Notwithstanding the foregoing, in the event of a material breach of a provision that expressly requires action to be completed within an express period shorter than 30 days, either Party may terminate this Agreement if the breach remains uncured after the number of days in such shorter period following written notice thereof to the other Party.

         5.4 Termination for Bankruptcy/Insolvency. Either Party may terminate this Agreement immediately following written notice to the other Party if the other Party (i) ceases to do business in the normal course, (ii) becomes or is declared insolvent or bankrupt, (iii) is the subject of any proceeding related to its liquidation or insolvency (whether voluntary or involuntary) which is not dismissed within ninety (90) calendar days or (iv) makes an assignment for the benefit of creditors.

         5.5 Termination on Change of Control. In the event of a Change of Control of MP resulting in control of MP by an Interactive Service, AOL may terminate this Agreement by providing thirty
                  (30) days prior written notice of such intent to terminate. In the event of a Change of Control of AOL resulting in control of AOL by a provider of the Exclusive Products, AOL may terminate this Agreement by providing ninety (90) days prior written notice of such intent to terminate.

         5.6 Termination for Potential Liability. In the event (i) AOL, in its good faith reasonable judgment (which shall be based upon advice of counsel experienced in the laws and regulations applicable to the insurance industry), determines that a reasonable likelihood exists that AOL will incur material regulatory, legal or financial liability, including without limitation, monetary damages or enforcement remedies, as a result of this Agreement or any aspect of the arrangements contemplated by this Agreement and (ii) the reasonable likelihood of such regulatory, legal or financial liability, in AOL's reasonable judgment, cannot be eliminated pursuant to
                  Section 4.2.5, then (iii) AOL may terminate this Agreement effective on the date (the "Termination Date") which is thirty
                  (30) days after AOL provides MP with written notice of such intent to terminate; provided, however, that so long as such regulatory, legal or financial liability is not imminent, in AOL's reasonable judgment, the Termination Date shall be extended by an additional sixty (60) days to provide for an orderly transition of the Affiliated MP Site off of the AOL Network. If, prior to the Termination Date, MP eliminates the reasonable likelihood of such regulatory, legal or financial liability to AOL's satisfaction, then this Agreement shall continue as if AOL had not exercised its right to terminate this Agreement pursuant to this Section 5.6.

         5.7 Refund Upon Certain Terminations. In the event of a termination of this Agreement pursuant to Section 5.5 or
                  Section 5.6, AOL will refund to MP the pro rata portion of any guaranteed payment made by MP pursuant to Section 4.1 which is attributable to the period subsequent to the Termination Date; provided, however, that the Holding Fee shall not be refundable if such termination is pursuant to the first sentence of Section 5.5.

6.       WARRANTS.

         6.1      Grant of Warrants.

                  6.1.1 Initial Grant. Provident American Corporation ("Issuer") hereby grants to AOL a warrant (the "Warrant") representing the right for a [ *** ] period to purchase up to three hundred thousand (300,000) shares of Issuer"s common stock, $0.10 par value per share (the "Common Stock"), at a price per share equal to Four and 48/100 Dollars ($4.48).

                  6.1.2 Additional Grant During Initial Term. Issuer hereby grants to AOL a warrant (the "Performance Warrant") representing the right for a [ *** ] period to purchase up to one hundred fifty thousand (150,000) shares of Common Stock at a price per share equal to Five and 15/100 Dollars ($5.15). The Performance Warrant shall vest quarterly in accordance with the terms of the Performance Warrant Agreement (as defined below).

                  6.1.3 Additional Grant During Renewal Term. If MP exercises its right to renew this Agreement pursuant to Section 5.2.1, Issuer shall grant to AOL a warrant (the "Renewal Term Performance Warrant") representing the right for a [ *** ] period to purchase up to three hundred thousand (300,000) shares of Common Stock at a price per share equal to Five and 15/100 Dollars ($5.15). The Renewal Term Performance Warrant shall vest quarterly in accordance with the terms of the Renewal Term Performance Warrant Agreement (as defined below).

         6.2 Terms and Conditions. The rights, preferences and privileges of the Warrant and the Common Stock issuable upon exercise of the Warrant shall be as set forth in the Common Stock Warrant Agreement (defined below). The rights, preferences and privileges of the Performance Warrant and the Common Stock issuable upon exercise of the Performance Warrant shall be as set forth in the Performance Warrant Agreement. The rights, preferences and privileges of the Renewal Term Performance Warrant and the Common Stock issuable upon exercise of the Renewal Term Performance Warrant shall be as set forth in the Renewal Term Performance Warrant Agreement.

         6.3 Approval; Final Agreement. Upon execution of this Agreement, Issuer shall issue the Warrant and the Performance Warrant granted hereunder and will enter into (i) a Stock Subscription Warrant on the form attached hereto as Exhibit H-1 (the "Common Stock Warrant Agreement"), which will document the grant of the Warrant hereby made to AOL and (ii) a Stock Subscription Performance Warrant on the form attached hereto as Exhibit H-2 (the "Performance Warrant Agreement"), which will document the grant of the Performance Warrant hereby made to AOL. Upon exercise by MP of its right to renew this Agreement pursuant to Section 5.2.1, Issuer shall issue the Renewal Term Performance Warrant and shall enter into a Stock Subscription Performance Warrant on the same form as the Performance Warrant Agreement (except that the number of shares of Common Stock AOL will be entitled to purchase thereunder shall be in accordance with Section 6.1.3 and except as the Performance Warrant Agreement may otherwise expressly provide) (the "Renewal Term Performance Warrant Agreement"). Issuer hereby acknowledges and agrees that, in the event of a breach of the provisions of this Section 6, AOL would be irreparably harmed and it would be impossible for AOL to determine the amount of damages that would result from such breach, and that accordingly, any remedy at law for any such breach or threatened breach thereof, would be inadequate. Accordingly, Issuer agrees that the provisions of this Section 6 may be specifically enforced through equitable and injunctive relief in addition to any other applicable rights or remedies AOL may have, from any court of competent jurisdiction. Issuer hereby waives the claim or defense that a remedy at law would be adequate in respect to this provision, and agrees to have this Section 6 specifically enforced against Issuer without the necessity of posting bond or other security, and consents to the entry of injunctive relief enjoining or restraining any breach or threatened breach of this Section 6. In addition, without limiting any other remedy available hereunder, in the event Issuer has not issued the Renewal Term Performance Warrant and executed and delivered the Renewal Term Performance Warrant Agreement by not later than ninety (90) days prior to the commencement of the Renewal Term (if MP has exercised its right to renew this Agreement pursuant to Section 5.2.1), then AOL may, at its option, terminate this Agreement upon the expiration of the Initial Term.

7. LAUNCH DELAY. In the event the Launch is delayed beyond the Launch Date, (i) AOL's Impression commitments and the Site Revenue thresholds set forth in Section 1.2, (ii) the Transaction Revenue thresholds set forth in Section 4.2.1 and (iii) the Approved Application thresholds (as set forth in Exhibit B of the Performance Warrant Agreement and the Renewal Term Performance Warrant Agreement), each shall be proportionately reduced.

8.       MANAGEMENT COMMITTEE/ARBITRATION.

         8.1 The Parties will act in good faith and use commercially reasonable efforts to promptly resolve any claim, dispute, claim, controversy or disagreement (each a "Dispute") between the Parties or any of their respective subsidiaries, affiliates, successors and assigns under this Agreement or any document executed pursuant to this Agreement. If the Parties cannot resolve the Dispute within such time frame, the Dispute will be submitted to the Management Committee for resolution. For ten (10) days following submission of the Dispute to the Management Committee, the Management Committee will have the exclusive right to resolve such Dispute; provided further that the Management Committee will have the final and exclusive right to resolve Disputes arising from any provision of this Agreement which expressly or implicitly provides for the Parties to reach mutual agreement as to certain terms. "Management Committee" will mean a committee made up of a senior executive from each of the Parties for the purpose of resolving Disputes under this Section 8 and generally overseeing the relationship between the Parties contemplated by this Agreement. Neither Party will seek, nor will be entitled to seek, binding outside resolution of the Dispute unless and until the Parties have been unable amicably to resolve the Dispute as set forth in this Section 8 and then, only in compliance with the procedures set forth in this
                  Section 8.

         8.2 Except for Disputes relating to issues of (i) proprietary rights, including but not limited to intellectual property and confidentiality, and (ii) any provision of this Agreement which expressly or implicitly provides for the Parties to reach mutual agreement as to certain terms (which will be resolved by the Parties solely and exclusively through amicable resolution as set forth in Section 8.1), any Dispute not resolved by amicable resolution as set forth in Section
                  8.1 will be governed exclusively and finally by arbitration. Such arbitration will be conducted by the American Arbitration Association ("AAA") in Washington, D.C. and will be initiated and conducted in accordance with the Commercial Arbitration Rules ("Commercial Rules") of the AAA, including the AAA Supplementary Procedures for Large Complex Commercial Disputes ("Complex Procedures"), as such rules will be in effect on the date of delivery of a demand for arbitration ("Demand"), except to the extent that such rules are inconsistent with the provisions set forth herein. Notwithstanding the foregoing, the Parties may agree in good faith that the Complex Procedures will not apply in order to promote the efficient arbitration of Disputes where the nature of the Dispute, including without limitation the amount in controversy, does not justify the application of such procedures.

         8.3 The arbitration panel will consist of three arbitrators. Each Party will name an arbitrator within ten (10) days after the delivery of the Demand. The two arbitrators named by the Parties may have prior relationships with the naming Party, which in a judicial setting would be considered a conflict of interest. The third arbitrator, selected by the first two, should be a neutral participant, with no prior working relationship with either Party. If the two arbitrators are unable to select a third arbitrator within ten (10) days, a third neutral arbitrator will be appointed by the AAA from the panel of commercial arbitrators of any of the AAA Large and Complex Resolution Programs. If a vacancy in the arbitration panel occurs after the hearings have commenced, the remaining arbitrator or arbitrators may not continue with the hearing and determination of the controversy, unless the Parties agree otherwise.

         8.4 The Federal Arbitration Act, 9 U.S.C. Secs. 1-16, and not state law, will govern the arbitrability of all Disputes. The arbitrators will allow such discovery as is appropriate to the purposes of arbitration in accomplishing a fair, speedy and cost-effective resolution of the Disputes. The arbitrators will reference the Federal Rules of Civil Procedure then in effect in setting the scope and timing of discovery. The Federal Rules of Evidence will apply in toto. The arbitrators may enter a default decision against any Party who fails to participate in the arbitration proceedings.

         8.5 The arbitrators will have the authority to award compensatory damages only. Any award by the arbitrators will be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision. The award rendered by the arbitrators will be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction. The Parties agree that the existence, conduct and content of any arbitration will be kept confidential and no Party will disclose to any person any information about such arbitration, except as may be required by law or by any governmental authority or for financial reporting purposes in each Party's financial statements.

         8.6 Each Party will pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such Party's case (collectively, "Attorneys" Fees'). The remaining costs of the arbitration, including without limitation, fees of the arbitrators, costs of records or transcripts and administrative fees (collectively, "Arbitration Costs") will be born equally by the Parties. Notwithstanding the foregoing, the arbitrators may modify the allocation of Arbitration Costs and award Attorneys' Fees in those cases where fairness dictates a different allocation of Arbitration Costs between the Parties and an award of Attorneys' Fees to the prevailing Party as determined by the arbitrators.

         8.7 Any Dispute that is not subject to final resolution by the Management Committee or to arbitration under this Section 8 or by law (collectively, "Non-Arbitration Claims") will be brought in a court of competent jurisdiction in the Commonwealth of Virginia. Each Party irrevocably consents to the exclusive jurisdiction of the courts of the Commonwealth of Virginia and the federal courts situated in the Commonwealth of Virginia, over any and all Non-Arbitration Claims and any and all actions to enforce such claims or to recover damages or other relief in connection with such claims.

9. STANDARD TERMS. The Standard Online Commerce Terms & Conditions set forth on Exhibit F attached hereto and Standard Legal Terms & Conditions set forth on Exhibit G attached hereto are each hereby made a part of this Agreement. In the event of a conflict between the body of this Agreement and the terms of Exhibit F or Exhibit G, the terms contained in the body of this Agreement shall govern.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

AMERICA ONLINE, INC.                        PROVIDENT HEALTH SERVICES, INC.


By: /s/ David M. Colburn                    By: /s/ Alvin H. Clemens
   ----------------------------------           --------------------------------
Print Name:  David M. Colburn               Print Name:  Alvin H. Clemens
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Title: Senior Vice President,               Title: Chairman and CEO
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       Business Affairs
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Issuer hereby guarantees payment and performance of all MP's obligations under this Agreement. In addition, by execution hereof, Issuer evidences its agreement to the terms of Section 6 of this Agreement.

PROVIDENT AMERICAN CORPORATION


By: /s/ Alvin H. Clemens
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Print Name:  Alvin H. Clemens
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Title: Chairman and CEO
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